October 27, 2006

Ms. Pamela Long
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

 Re:    ASAH Corp.
         Amendment No. 3 to Registration Statement on Form SB-2
         Filed October 11, 2006
         File No. 333-133842

Dear Ms. Long:

We represent ASAH Corp. (“ASAH” or the “Company”). We are in receipt of your letter dated September 18, 2006 regarding the above referenced filing and the following are our responses:

Directors, executive Officers, Promoters and Control Persons, page 16

1.
We reissue comment 3 from our letter dated September 18, 2006. You disclose that Jaime Olmo-Rivas is NOT the Vice President of your wholly owned subsidiary, yet elsewhere in the prospectus you indicate otherwise. Please clarify your disclosure on pages 14 and 36.

Answer:     This section has been revised to disclose that Jaime Olmo-Rivas is the Vice President of the Company’s subsidiary.

Financial Statements for the Year Ended December 31, 2005
Note 2-Accounts Receivable, page 9

2.
We note your response to comment 11 from our letter dated September 18, 2006. It remains unclear to us how you determined that you did not need an allowance for doubtful accounts. In this regard, our understanding is that part of your accounts receivable relate to amounts due from patients for services not covered by third-party payors or for the patient’s deductible or co-pay. It is unclear to us that those patients would always pay 100% of the amount for which you billed them. We assume that some amount due from patients that is included in your accounts receivable balance would never be collected, even though it had appeared collectible at the service was rendered. Please help us to better understand why an allowance for doubtful accounts is not applicable to your company. As part of your response, please quantify for us the amount of your adjustments to accounts receivable for each of 2004, 2005, and thus far in 2006 that relates to your inability to collect amounts billed to patients. Additionally, we assume from your response that your reference to a “provision for uncollectible accounts” at the bottom of Note 2 refers to changes in your sales reserve as opposed to changes in your allowance for doubtful accounts. If our understanding is correct, please remove this reference to a provision for uncollectible accounts from your December 31, 2005 financial statements, since we believe that most investors would interpret this disclosure as a reference to bad debt expense, which could lead to confusion.

Answer:     Part of the Company’s accounts receivable is collected from patients. When recording revenue and accounts receivable, the Company only recognizes an estimated portion of total procedure billings based on our prior history of collections. This historical percentage is applied to each procedure charge and does not differentiate between amounts that may be paid by the insurance company vs. the patient. If the insurance company pays any amount at all, the account is treated as fully paid and the patient is not billed. If the insurance company does not pay, the maximum billed to the patient is $300.00 The Company does not pursue the collection of patient billed amounts due to the fact that the time and cost to collect these amounts does not justify the final collection amounts based on its historical experience. Since at the time of billing the Company does not consider these amounts to be realizable, they are not included in sales beyond the estimated historical collection percentage. An analysis of collections from patients vs. insurance companies indicates the following: Collections from patients accounted for 4.2% of total collections in 2004, 2.9% in 2005, and 1.4% for the six months ended June 30, 2006. This percentage has been declining as we have seen an increase in the number of claims paid by insurance companies, resulting in less patient responsibility for the charges.

The amount included at the bottom of note 2 is the amount of bad debt expense recognized in 2005 and 2004 for patient amounts that were deemed uncollectible.

Part II. Item 26. Recent Sales of Unregistered Securities

3.	We reissue comment 14 from our letter dated September 18, 2006. Please revise your disclosure in this section accordingly.

Answer:     This section has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/ Gregg E. Jaclin
    GREGG E. JACLIN